UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

CENTRAL PUERTO S.A

CALL

TAX ID No.: 33-65030549-9

The General Meeting of Shareholders of Central Puerto S.A. (hereinafter, the “Company”) is hereby originally called for September 15, 2023 at 11 a.m., being the meeting on second call on the same day at 12 p.m. should the first call fail, which Meetings will be held remotely as described below and to consider the following:

Agenda

1) Appointment of two shareholders to sign the minutes.

2) Consideration of the destination of Optional reserve.

3) Granting of authorizations.

Notes: Shareholders are reminded of the fact that so as to attend the Meeting they have to submit the book-entry shares certificate issued by Caja de Valores S.A. before the Company until September 11, 2023, as described on point (2) of this Note. In the case of shares deposited in constituent accounts, holders of such shares will have to require such certificate before the corresponding depositor. Taking into account Section 14 of the Company’s Bylaws, the Meeting will be held remotely via videoconference in accordance with the terms of such regulations, among others, under the following conditions: (i) to guarantee free access to the meetings to all Shareholders with the right to voice and vote; and (ii) to allow for the simultaneous transmission of sound, images and words during the whole meeting, as well as its recording in digital format. To such effect, it is informed that: (1) the system to be used shall be provided by ZOOM, which can be accessed through the link to be sent together with the instructions on Meeting access and development to the Shareholders informing their attendance via e-mail in accordance with the following. (2) Shareholders shall communicate their attendance to the Meeting with the instruments required by the regulations in force via e-mail addressed to the following e-mail address: AsambleaCPSA@centralpuerto.com, no later than 3 (three) working days before the Meeting, i.e., until September 11, 2023, inclusive. Unless stated otherwise and to inform the videoconference link, the e-mail address will be the one used by each Shareholder to inform their attendance. (3) In case of acting through proxy, the duly authenticated authorization instrument must be sent to the Company 5 (five) days before the Meeting is held (i.e., until September 7, 2023, inclusive). (4) When entering the Meeting, the following data of the Shareholder must be given: full name or complete corporate name; type and number of ID of human persons, or registration data of the business entities stating where they are registered and their jurisdiction; address, stating its type. Such information shall be provided by the person attending the Meeting as proxy of the holder of shareholder. (5) The signature of the Company’s Attendance Registry shall be promptly coordinated. (6) At voting, each Shareholder shall be asked about their vote on the proposed motion so as to emit it with audio and image in order to verify it. (7) Shareholders under the scope of Article 24, Chapter II, Title II of CNV Regulations, amended by CNV General Resolution No. 687, dated February 16, 2017, are reminded that they shall inform the Company their final beneficiaries with the scope foreseen in such resolution. Miguel Dodero is the Company's Chairman as per the Board of Directors’ Meeting dated May 12, 2023.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 18, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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